PROMISSORY NOTE

TO: Foster Wilson
14605 Geronimo Trail
Reno, NV
89521

December 4, 2012

1. PROMISE TO PAY

FOR VALUE RECEIVED AMERICAN BONANZA GOLD CORP. (the "**Borrower**"), Suite 1238, 200 Granville Street, Vancouver, BC, V6C 1S4, promises to pay to the order of **Foster Wilson** (the "**Lender**"), at the above address, the sum of **THREE HUNDRED THOUSAND DOLLARS ($300,000)** (the "**Principal Amount**"), in lawful money of the United States of America, together with interest and other fees and monies which may from time to time be owing hereunder or pursuant hereto.

Subject to Section 2, the Principal Amount shall be repaid to the Lender as follows:

(a) as to the amount of **$100,000.00**, on the date that is 4 months from the date hereof;

(b) as to the amount of **$100,000.00**, on the date that is 5 months from the date hereof; and

(c) as to the amount of **$100,000.00**, on the date that is 6 months from the date hereof.

2. PREPAYMENT

The Principal Amount, or any portion thereof, may be prepaid by the Borrower to the Lender from time to time without notice or penalty, provided that interest shall nevertheless be payable in accordance with Section 3 hereof.

3. INTEREST RATE AND INTEREST PAYMENTS

The Borrower shall pay interest on the Principal Amount computed from the date of advance of monies by the Lender to the Borrower hereunder at the rate of 24% per annum (the "**Interest Rate**"). Interest shall be payable in lawful money of the United States of America on the balance from time to time outstanding of the Principal Amount of this Promissory Note and on any other monies due and payable hereunder (including the interest) at the Interest Rate calculated and payable monthly in arrears on each of the monthly anniversary dates from the date hereof.

Notwithstanding the above, in the event that the Borrower elects to prepay the Principal Amount, or any portion thereof, in advance of the dates indicated in Section 1 above (any such amounts referred to herein as the "**Repaid Principal Amount**"), then the Interest Rate for such Repaid Principal Amount shall be reduced to the rate of 18% per annum (but continue at the rate of 24% per annum for any unpaid Principal Amount). For clarity, notwithstanding that the Borrower has elected to prepay any Repaid Principal Amount, the Borrower shall still be required to pay interest on any Repaid Principal Amount at the rate of 18% per annum until the dates such Repaid Principal Amount would otherwise have become due and payable in accordance with the sequential order set out in Section 1 above.

Notwithstanding any provision to the contrary contained in this Promissory Note, in no event shall the aggregate "interest" (as defined in section 347 of the *Criminal Code*, RSC, 1985, C-46) payable under this Promissory Note exceed the effective annual rate of interest on the "credit advanced" (as defined in that section) under this Promissory Note lawfully permitted under that section and, if any payment, collection or demand pursuant to this Promissory Note in respect of "interest" (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the

Lender and the amount of such payment or collection shall be refunded to the Borrower. For purposes of this Promissory Note the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term of the loan on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender will be conclusive for the purposes of such determination.

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Promissory Note, and the rates of interest stipulated in this Promissory Note are intended to be nominal rates and not effective rates or yields.

4. DEFAULT

Each of the Borrower and BEI represents to, and covenants and agrees with the Lender that the Principal Amount shall be unsecured.

Each of the Borrower and BEI further acknowledges and agrees that any failure to observe and perform the covenants and conditions of this Promissory Note (specifically including the failure to pay any Principal Amount, interest or any other fees or monies which from time to time become due and payable hereunder or pursuant hereto) shall be considered a default, or an event of default, and, in which case, the Lender shall immediately be entitled to pursue all of its available rights and remedies.

5. GOVERNING LAW AND JURISDICTION

This Promissory Note shall be governed by and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein (other than the conflict of laws rules). The parties hereby submit to the jurisdiction of the Courts of the Province of British Columbia in respect of any dispute arising under this Promissory Note or any security related thereto.

6. WAIVER

The undersigned expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonour, notice of intent to accelerate the maturity hereof and notice of the acceleration of the maturity hereof.

7. NO DEDUCTION

All payments of principal, interest, fees and other amounts to be made pursuant to this Promissory Note shall be made free and clear of and without deduction for, any and all present and future taxes, withholdings, levies, duties, any governmental charges and all liabilities with respect thereto, and without setoff, withholding, deduction or counterclaim of any kind whatsoever. If, with regard to any payment to be made the Borrower to the Lender pursuant to this Promissory Note, any deduction for any and all present and future taxes, withholdings, levies, duties, governmental charges or any liability with respect thereto as required by law, the Borrower shall pay such additional amounts as may be necessary in order that the net amount received by the Lender after such deduction shall equal each payment which would have been received by the Lender in the absence of such deduction.

8. NOTICE

Any notice or written communication given pursuant to or in connection with this Promissory Note shall be in writing and shall be given by delivering the same personally or by prepaid courier, prepaid registered mail, or telecopier, addressed to the party to be notified at the address of such party set out herein or at such other address of which such party has given notice to the other party hereto. Any such notice shall be conclusively deemed to have been given and received on the day of actual receipt by the addressee or, if given by prepaid registered or certified mail, on the fifth day following the mailing date (absent a general disruption in postal service).

9. SUCCESSORS AND ASSIGNS

This Promissory Note shall be binding upon the Borrower and its successors, assigns, administrators and other legal representatives and shall enure to the benefit of the Lender and its successors and assigns. Any references herein to the Lender, the Borrower or BEI shall include their respective successors and assigns as if specifically named. This Promissory Note may be assigned by the Lender and, if so assigned, the Lender shall provide the Borrower with written notice of such assignment.

IN WITNESS WHEREOF the Borrower has executed this Promissory Note effective as of the date first written above.

AMERICAN BONANZA GOLD CORP.

Per: ______________________

Acknowledged and agreed to as of the date first written above.

BONANZA EXPLORATIONS INC.

Per: ______________________